UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-35195

KODIAK GAS SERVICES, LLC

(as successor in interest to CSI Compressco LP)

(Exact name of registrant as specified in its charter)

9950 Woodloch Forest Drive, 19th Floor

The Woodlands, Texas 77380

(936) 539-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

CSI Compressco LP merged with and into Kodiak Gas Services, LLC (“Kodiak”) on April 1, 2024, at which time the separate existence of CSI Compressco LP ceased, and Kodiak survived such merger as a direct subsidiary of Kodiak Gas Services, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 11, 2024

Kodiak Gas Services, LLC
Successor in interest to CSI Compressco LP

By:	/s/ Kelly M. Battle
Name: Kelly M. Battle
Title: Executive Vice President, Chief Legal Officer, and Chief Compliance Officer